UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dune Energy, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
265338509
(CUSIP Number)
Ronald R. Peterson
Jenner & Block LLP, 353 N. Clark, Chicago, IL 60654
(312) 923-2981
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
August 25, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13d-1(f) or 13d-1(g),check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Edward F. Heil

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		3,047,895

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,047,895

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,047,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.5%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
1 The percentage reported in Row 13 is calculated based upon 40,377,043 shares of Common Stock of Dune Energy outstanding as of June 30, 2010, as set forth in Dune Energy’s Form 10-Q filed on August 4, 2010 for the period ended June 30, 2010.

     Item 1. Security and Issuer.
     This Schedule 13D relates to the Common Stock, par value $0.001 per share (“Common Stock”), of Dune Energy, Inc., a Delaware corporation (“Dune Energy” or the “Company”), with its principal executive offices at Two Shell Plaza, 777 Walker St. Suite 2300, Houston, TX 77002.
     Item 2. Identity and Background.
     This Statement is being filed by Edward F. Heil (“Mr. Heil”). Mr. Heil’s principal occupation is that of a land developer and private investor. His business address and the address where his principal occupation is conducted is 8052 Fisher Island Drive, Fisher Island, Florida 33109. Mr. Heil is a citizen of the United States of America.
     During the last five years, Mr. Heil has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     Item 3. Source and Amount of Funds or Other Consideration.
     The source of the funds used to purchase the Common Stock was from the personal funds of Mr. Heil and totals $111,106.07 since Mr. Heil became a 5% owner.
     Item 4. Purpose of Transaction.
     This Statement is being filed to disclose the purchases described in Item 5 below.
     Mr. Heil acquired the shares for investment purposes and does not have a present intent to acquire or influence control over the business of Dune Energy. He may, from time to time, acquire additional shares or dispose of some or all of their shares or may continue to hold the shares, depending on business and market conditions, his continuing evaluation of the business and prospects of Dune Energy and other factors.
     Mr. Heil does not have any plans or proposals that relate to or would result in:
(a)	The acquisition by any person of additional securities of Dune Energy, or the disposition of securities of Dune Energy;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Dune Energy or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of Dune Energy or any of its subsidiaries;

(d)	Any change in the present board of directors or management of Dune Energy, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of Dune Energy;

(f)	Any other material change in Dune Energy’s business or corporate structure;

(g)	Changes in Dune Energy’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Dune Energy by any person;

(h)	Causing a class of securities of Dune Energy to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of Dune Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.
     Item 5. Interest in Securities of the Issuer.
(a)	The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the individual named in Item 2 is as follows:

	Number of
	Shares of
Name	Common Stock	Percentage

Edward F. Heil	3,047,895	7.5%
The percentage reported above is calculated based upon 40,377,043 shares of Common Stock of Dune Energy outstanding as of June 30, 2010, as set forth in Dune Energy’s Form 10-Q filed on August 4, 2010 for the period ended June 30, 2010.

(b)	Mr. Heil has the sole power to vote or direct the vote of 3,047,895 shares of the Common Stock and has sole dispositive power over 3,047,895 shares of the Common Stock.

(c)	See Exhibit A.

(d)	No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities beneficially owned by Mr. Heil.

(e)	Inapplicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     None.
     Item 7. Material to be filed as Exhibits.
     See Item 5(c).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 4, 2010

EDWARD F. HEIL
By:	/s/ Edward F. Heil
Edward F. Heil